

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2023

Shai Lustgarten
Chief Executive Officer
OMNIQ Corp.
1865 West 2100 South
Salt Lake City, UT 84119

> **Re: OMNIQ Corp.**
> **Registration Statement on Form S-3**
> **Filed June 23, 2023**
> **File No. 333-272877**

Dear Shai Lustgarten:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Aliya Ishmukhamedova, Staff Attorney, at 202-551-7519 or Matthew Derby, Legal Branch Chief, at 202-551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Arthur Marcus